March 21, 2024

Clarification of the Roles of and Expectations for Outside Executives, Revision of the Independence Assessment Criteria, and the Changes to Members of the Board of Directors and the Audit and Supervisory Board Members following the 120th Ordinary General Shareholders’ Meeting

Toyota City, Japan, March 21, 2024—Toyota Motor Corporation (TMC) has clarified the roles of and expectations for outside members of the Board of Directors and the Audit and Supervisory Board (hereinafter referred to as “outside executives”), revised criteria for assessing outside executives’ independence (hereinafter referred to as the “Independence Assessment Criteria”), and announced the changes to members of the Board of Directors and Audits and Supervisory Board members following the 120th Ordinary General Shareholders’ Meeting (hereinafter referred to as the “General Shareholders’ Meeting”).

1. Clarification of the roles of and expectations for outside executives and revision of the Independence Assessment Criteria

Based on the Toyota Philosophy, TMC is working to strengthen corporate governance with the aim of achieving sustainable growth, increasing corporate value over the medium to long term, and resolving social issues. To ensure our outside executives participate in decision-making from an independent standpoint and reflect the opinions of more diverse stakeholders in management, TMC has clarified the unique roles of and expectations for TMC’s outside executives and revised the Independence Assessment Criteria.

The above was discussed a number of times at the Executive Appointment Meeting in which a majority of the participants are outside members of the Board of Directors and has been approved by the Board of Directors with the consent of all members of the Audit and Supervisory Board. The revised Independence Assessment Criteria will enter into effect following the General Shareholders’ Meeting.

(1) The roles of and expectations for outside executives

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To believe in and uphold the Toyota Philosophy, have a high interest in our company’s business and people, and understand our company and its surrounding environment by having close dialogues with top management

-	To contribute to decision-making for our company’s sustainable growth and medium- to long-term enhancement in our corporate value as well as to solutions to social issues

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Outside members of the Board of Directors shall contribute to greater added value of the Board of Directors’ decision-making while supervising business execution, utilizing their abundant experience and advanced expertise based on their recognition of diverse stakeholders’ opinions

-	Outside members of the Board of Directors shall provide advice and support on key issues and business strategies, etc., in addition to matters presented to the Board of Directors

-	Outside members of the Audit and Supervisory Board shall conduct audits from a fair and neutral standpoint, utilizing their abundant experience and advanced expertise

(2) Independence Assessment Criteria

Outside executives who satisfy the requirements stipulated by the Companies Act and do not fall into any of the following categories are deemed to be independent.

1.

History of belonging to affiliated companies: Persons who are currently functioning as executive directors, members of the Audit and Supervisory Board, operating officers, or employees of our company and its consolidated subsidiaries. Or those who functioned as executive directors, members of the Audit and Supervisory Board, operating officers, or employees at any time during the last ten years.

2.

Major business partners: Persons who are executing business in companies, etc. (executive directors, executive officers, operating officers, employees, or any equivalents; the same shall apply hereunder;) where the amount of the transaction with our company and its consolidated subsidiaries is more than 2% of the consolidated net sales of their company or our company and its consolidated subsidiaries in any of the last three business years.

3.

Major lenders: Persons who are executing business in companies from which our company and its consolidated subsidiaries borrowed funds amounting to more than 2% of the consolidated total assets of our company and its consolidated subsidiaries in any of the last three business years.

4.

Highly paid experts: Consultants, accountants, or jurists who earned more than US$120,000 a year directly from our company and its consolidated subsidiaries as remuneration (excluding that for the function of outside executives) in any of the last three business years.

5.

Large contribution: Persons who (or persons belonging to organizations that) received contributions amounting to more than US$120,000 a year from our company and its consolidated subsidiaries in any of the last three business years.

6.

Major shareholders: Persons who are executing business in companies, etc., that are ranked tenth or higher in terms of the holding ratio of our company’s shares or for which our company is ranked tenth or higher in terms of the holding ratio of their shares.

7.

Affiliated audit firms: Persons who currently belong to or belonged to, at any time during the last ten years, the audit firms serving as accounting auditors of our company and its consolidated subsidiaries.

8.

Close relatives: Spouses, or relatives within the second degree of kinship, of members of the Board of Directors and the Audit and Supervisory Board, operating officers, key employees of our company and its consolidated subsidiaries, or persons falling into the above 1 to 6 (excluding non-key persons).

9.

Mutual executive dispatch: Persons who are executing business in companies that are accepting one or more member(s) of the Board of Directors or the Audit and Supervisory Board from our company and its consolidated subsidiaries.

10.	Term of office: Persons whose term of office as an outside executive is longer than 12 years.

Persons who fall within any of the above-listed categories may be determined as independent, under the condition that our company discloses the reason for the determination when such persons satisfy the requirements for outside executives stipulated in the Companies Act and are substantially independent, and thus, a conflict of interest against general shareholders is deemed not to emerge.

2. The changes to members of the Board of Directors and the Audit and Supervisory Board Members following the 120th Ordinary General Shareholders’ Meeting

The current ten directors will continue to serve as directors, and we will continue to work on transforming TMC into a mobility company and solving social issues.

Regarding the Audit and Supervisory Board Members, TMC has registered Mr. Ryuji Sakai, a member of the Audit and Supervisory Board of our company, as an independent officer. However, he falls into the category of “major business partner” under the revised Independence Assessment Criteria. Accordingly, he will resign his post as a member of the Audit and Supervisory Board following the closing of the General Shareholders’ Meeting. The candidate for new Audit & Supervisory Board Members was considered on account of the roles of and expectations for outside executives and the Independence Assessment Criteria mentioned above, as well as the balance of knowledge, experience, abilities, etc., possessed by each Director and Audit & Supervisory Board Member.

The formal appointment of members of the Board of Directors and the Audit and Supervisory Board Members will be made after approval at the General Shareholders’ Meeting. The selection of board members with specific titles and board members with the legal status to represent TMC will be made at the Board of Directors meeting following the General Shareholders’ Meeting. The resignation of the outgoing Board of Directors and the Audit and Supervisory Board Members will become official following the closing of the General Shareholders’ Meeting.

Audit and Supervisory Board Members Resigning Post

Name	Current Title
Ryuji Sakai	Audit and Supervisory Board Member

New Audit and Supervisory Board Member

Name	Current Title
Hiromi Osada	Former Editorial Committee Member and International General Desk, Chunichi Shimbun Co., Ltd. (Retirement effective March 1, 2024)

Substitute Audit and Supervisory Board Members Resigning Post

Name	Current Title
Maoko Kikuchi	Substitute Audit and Supervisory Board Member

New Substitute Audit and Supervisory Board Member

Name	Current Title
Kumi Fujisawa	Chairperson, Institute for International Socio-Economic Studies, Ltd.

For reference: Members of the Board of Directors and members (candidates) of the Audit and Supervisory Board following the 120th Ordinary General Shareholders’ Meeting

Members of the Board of Directors

Name	Title	Outside/ Independent Member

Akio Toyoda	Chairman of the Board of Directors (Representative Director)

Shigeru Hayakawa	Vice Chairman of the Board of Directors (Representative Director)

Koji Sato *1	President, Member of the Board of Directors (Representative Director)

Hiroki Nakajima *1	Member of the Board of Directors

Yoichi Miyazaki *1	Member of the Board of Directors

Simon Humphries *1	Member of the Board of Directors

Ikuro Sugawara	Member of the Board of Directors	Outside/ Independent

Sir Philip Craven	Member of the Board of Directors	Outside/ Independent

Masahiko Oshima	Member of the Board of Directors	Outside/ Independent

Emi Osono	Member of the Board of Directors	Outside/ Independent

*1	Concurrent operating officer

Members of the Audit and Supervisory Board

    *Newly appointed

Name	Title	Outside/ Independent Member

Masahide Yasuda	Audit and Supervisory Board Member (full-time)

Katsuyuki Ogura	Audit and Supervisory Board Member (full-time)

Takeshi Shirane	Audit and Supervisory Board Member (full-time)

George Olcott	Audit and Supervisory Board Member	Outside/ Independent

Catherine O’Connell	Audit and Supervisory Board Member	Outside/ Independent

*Hiromi Osada	Audit and Supervisory Board Member	Outside/ Independent

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